SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Adecoagro S.A.

(Name of Subject Company (Issuer))

Tether Investments, S.A. de C.V. (Offeror)

(Names of Filing Persons)

COMMON SHARES, NOMINAL VALUE $1.50 PER SHARE

(Title of Class of Securities)

L00849106

(CUSIP Number of Class of Securities)

Richard Heathcote

Chief Investment Officer

Tether Holdings, S.A. de C.V.

Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza
Nivel 12 San Salvador, H3, 00000

Tel: 443333355842

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Daniel L. Woodard, Esq.

David A. Lipkin, Esq.
McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, NY, 10017

Tel: (212) 547-5400

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tether Investments, S.A. de C.V., an El Salvador corporation (“Tether”) and a wholly owned subsidiary of Tether Holdings, S.A. de C.V., an El Salvador entity, with the U.S. Securities and Exchange Commission on March 28, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Tether to purchase up to 49,596,510 common shares (the “Maximum Share Number”), nominal value $1.50 per share (“Common Shares”), of Adecoagro S.A., a Luxembourg corporation under the form of a société anonyme (“Adecoagro” or the “Company”), at a purchase price of $12.41 per share, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, and incorporated by reference therein.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the other exhibits to the Schedule TO.

Items 1 through 9, and Item 11

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“17. Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on April 24, 2025 (which is the minute following 11:59 p.m., New York City time, on such date), and the Offer was not extended. The Depositary has advised that, as of the Expiration Time, a total of 67,075,545 Common Shares had been validly tendered (and not validly withdrawn). As of the Expiration Time, the number of Common Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfied the Minimum Condition.

Tether will accept for payment 49,596,510 Common Shares validly tendered (and not validly withdrawn) as promptly as practicable after the Expiration Time. Because such number of Common Shares tendered in the Offer is greater than the Maximum Share Number, before Tether can accept for payment Common Shares, a proration factor will need to be applied. Tether will accept for payment from each tendering shareholder a percentage (equal to the proration factor) of the number of Common Shares validly tendered (and not validly withdrawn) by such tendering shareholder (subject to rounding with respect to any resulting fractional Common Shares). Tether has determined that the proration factor is approximately 73.9%.

Tether will cause the Depositary to pay, as promptly as practicable after the Acceptance Time (and in any event within one business day), for all Common Shares accepted for payment pursuant to the Offer, and to return to tendering shareholders, as promptly as possible, all Common Shares that (due to the proration factor), are not accepted for payment pursuant to the Offer.

On April 25, 2025, Tether issued a press release announcing the expiration and results of the Offer. Such press release is attached hereto as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.”

Item 12: Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(A)	Press Release, dated April 25, 2025

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TETHER INVESTMENTS, S.A. DE C.V.

By:	/s/ Giancarlo Devasini
Name:	Giancarlo Devasini.
Title:	Sole Administrator
Dated:	April 25, 2025